UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2017

Commission File Number 001-32570

Entree Resources Ltd.

(Translation of registrant’s name into English)

Suite 1201 - 1166 Alberni Street,

Vancouver, BC V6E 3Z3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐         Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐         No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

ENTRÉE RESOURCES LTD. AND MASON RESOURCES CORP. ANNOUNCE

CLOSING OF ARRANGEMENT AND NAME CHANGE

Vancouver, B.C., May 9, 2017 – Entrée Resources Ltd. (formerly Entrée Gold Inc.) (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA – "Entrée") and Mason Resources Corp. (TSX: MNR – "Mason") are pleased to announce that they have closed their previously announced arrangement effective at 12:01 a.m. on May 9, 2017 (the "Effective Time"). Concurrent with the closing, Entrée has changed its name from Entrée Gold Inc. to Entrée Resources Ltd. (the "Name Change").

Arrangement

Under the statutory plan of arrangement involving Entrée and Mason ("Plan of Arrangement"), the shareholders of Entrée received common shares of Mason ("Mason Common Shares") by way of a share exchange, pursuant to which each existing share of Entrée held at the Effective Time (an "Entrée Common Share") was exchanged for one "new" share of Entrée ("New Entrée Common Share") and 0.45 of a Mason Common Share.

Stephen Scott, President and CEO of Entrée noted, "I am extremely excited about the future for both companies. The Plan of Arrangement provides existing and potential shareholders with the flexibility to match the separated companies with their own specific investment strategies. Both companies offer attractive investment opportunities and I believe once they are better understood by the investing community, we could potentially see significant additional value surfaced for shareholders."

The spin-out transaction remains subject to final acceptance from the Toronto Stock Exchange (the "TSX"). The TSX has conditionally approved the listing of the Mason Common Shares under the trading symbol "MNR". Mason will not be listed on the NYSE MKT or Frankfurt Stock Exchange.

Name Change

The Name Change was approved by shareholders of Entrée at the annual general and special meeting held on May 1, 2017, and Entrée will continue to trade under its existing ticker symbols ETG and EGI. The CUSIP number assigned following the name change is 29384J103 (ISIN: CA29384J1030). Common shares owned by shareholders of Entrée will automatically be adjusted as a result of the Name Change with no further action required to be taken by shareholders.

Trading Information

On or about Wednesday, May 10, 2017, it is anticipated the TSX will issue a bulletin in respect of the commencement of trading of the Mason Common Shares, under the symbol "MNR". Within two business days of the TSX bulletin, the New Entrée Common Shares and the Mason Common Shares will commence trading on the TSX. The New Entrée Common Shares will concurrently commence trading on the NYSE MKT.

Where existing Entrée Common Shares are held through a broker, such broker, or the depositary with which the broker holds such Entrée Common Shares, will be responsible for dealing with the exchange of the Entrée Common Shares for New Entrée Common Shares and the distribution of Mason Common Shares on the shareholder’s behalf.

Entrée has mailed letters of transmittal to all eligible registered shareholders. To receive Direct Registration System ("DRS") statements representing New Entrée Common Shares and Mason Common Shares, registered shareholders must duly complete the letter of transmittal and either provide their DRS account number or surrender their existing certificates for Entrée Common Shares, as applicable, and deliver them to Computershare Investor Services Inc. ("Depositary") at the address shown on the letter of transmittal. Upon surrender to the Depositary for cancellation of a certificate representing Entrée Common Shares (if any), together with a properly executed letter of transmittal, the registered shareholder will be entitled to receive, and the Depositary will deliver to such holder, a DRS statement representing that number (rounded down to the next lessor whole number) of New Entrée Common Shares and Mason Common Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate (if any) will be cancelled. The letter of transmittal was filed on Entrée’s SEDAR profile on March 24, 2017, and is available at www.sedar.com.

ABOUT ENTRÉE RESOURCES LTD.

Entrée Resources Ltd. is a Canadian mineral exploration company with a unique carried joint venture interest on a significant portion of one of the world’s largest copper-gold projects – the Oyu Tolgoi project in Mongolia. The Entrée/Oyu Tolgoi Joint Venture Property includes the Hugo North Extension and Heruga copper-gold deposits, as well as a large underexplored, highly prospective land package. Rio Tinto is managing the construction of Lift 1 of the Hugo North underground block cave on both the Oyu Tolgoi mining license and the Entrée/Oyu Tolgoi Joint Venture Property. Lift 1 underground development is fully financed ($4.3 billion drawn down) and is currently in progress, with more than 2,000 workers on site. Entrée has a 30% carried interest in all mineralization identified above 560 metres elevation, and a 20% carried interest in all mineralization extracted below 560 metres elevation from the Entrée/Oyu Tolgoi Joint Venture Property. Sandstorm Gold Ltd., Rio Tinto and Turquoise Hill Resources Ltd. are major shareholders, holding approximately 14%, 10% and 8% of issued and outstanding Entrée Common Shares, respectively.

ABOUT MASON RESOURCES CORP.

Mason Resources Corp. is a well-funded Canadian copper exploration and development company focused in the U.S.A.  The Company’s key asset is its 100% owned Ann Mason Project – an extensive, prospective land package located in the Yerington District of Nevada. The Ann Mason Project hosts two copper-molybdenum porphyry deposits, Ann Mason and Blue Hill, as well as numerous earlier-stage or untested priority targets.  The Ann Mason deposit is currently at a PEA level and is among the largest undeveloped copper porphyry resources in Canada/U.S.A. The excellent infrastructure, year-round access, strong community support and clear permitting process are all factors that contribute to making Yerington, Nevada one of the best mining jurisdictions in the world. Mason also holds a 100% interest in the Lordsburg property, an exciting earlier-stage copper-gold porphyry project, located within an historic mining district in New Mexico.

Mason’s strong financial position and high-quality asset portfolio provide it with a solid foundation and flexibility for growth, by advancing development of Ann Mason towards Pre-Feasibility, introducing one or more strategic development partners, exploring high priority targets or considering strategic acquisitions.

FURTHER INFORMATION

Monica Hamm

Senior Manager, Investor Relations &

Corporate Communications

Entrée Gold Inc.

Tel: 604-687-4777

Fax: 604-687-4770

Toll Free: 866-368-7330

E-mail: mhamm@entréegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to the Plan of Arrangement, corporate strategies and plans; and other matters that may occur in the future.

While Entrée and Mason have based these forward-looking statements on their expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée’s or Mason’s future performance and are based on numerous assumptions regarding present and future business strategies, and obtaining final TSX approval of the Plan of Arrangement and the listing of Mason Common Shares on the TSX. Important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others; Entrée and Mason not obtaining final TSX approval of the Plan of Arrangement; the market valuing Entrée and Mason in a manner not anticipated by Entrée and Mason; risks related to international operations; unanticipated costs, expenses or liabilities; and misjudgments in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of Entrée or Mason to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to factors described in Entrée’s most recently filed Management’s Discussion and Analysis and in Entrée’s Annual Information Form for the financial year ended December 31, 2016, dated March 10, 2017 filed with the Canadian Securities Administrators and available at www.sedar.com. Although Entrée and Mason have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Entrée and Mason are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Change in Corporate Structure Report

(In accordance with Section 4.9 of National Instrument 51-102 – Continuous Disclosure Obligations)

Item 1	Names of the parties to the transaction

Entrée Resources Ltd. (formerly Entrée Gold Inc.) (“Entrée”) and Mason Resources Corp. (“Mason”).

Item 2	Description of the transaction

Under an arrangement agreement (the “Arrangement Agreement”) between Entrée and Mason dated February 28, 2017, Entrée spun-out the Ann Mason Project into a new public company (Mason) (the “Arrangement”). In addition, Entrée Gold Inc. has changed its name to Entrée Resources Ltd.

Pursuant to Section 288 of the Business Corporations Act (British Columbia), Entrée and Mason completed a related plan of arrangement (the “Plan of Arrangement”), with an effective date of May 9, 2017.

Under the Plan of Arrangement, Entrée’s shareholders exchanged their existing common shares of Entrée and received one “new” Entrée common share (each, an “Entrée New Common Share”) and 0.45 common shares of Mason (each, a “Mason Common Share”) for each Entrée Common Share.

The Toronto Stock Exchange is expected to issue a bulletin in respect of the commencement of trading of the Mason Common Shares, under the symbol “MNR”, on or about Wednesday, May 10, 2017. Within two business days of the TSX bulletin, the New Entrée Common Shares and the Mason Common Shares will commence trading on the TSX.

For further details regarding the Arrangement, please refer to the information circular of Entrée dated March 20, 2017 under the corporate profile of Entrée on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

Item 3	Effective date of the transaction

The Plan of Arrangement was effective on May 9, 2017.

Item 4	Names of each party that ceased to be a reporting issuer subsequent to the transaction and of each continuing entity

Not applicable.

Entrée is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

Mason is a reporting issuer in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland.

Item 5	Date of the reporting issuer’s first financial year-end subsequent to the transaction (if paragraph (a) or (b)(ii) of Section 4.9 of NI 51-102 applies)

December 31.

Item 6	The periods, including the comparative periods, if any, of the interim financial reports and annual financial statements required to be filed for the reporting issuer’s first financial year subsequent to the transaction (if paragraph (a) or (b)(ii) of Section 4.9 of NI 51-102 applies)

March 31, June 30, September 30, December 31.

Item 7	The filed documents that described the transaction and where those documents may be found in electronic format (if paragraph (a) or (b)(ii) of Section 4.9 of NI 51-102 applies)

The following documents describing the transaction were filed on SEDAR and are available under Entrée’s profile at www.sedar.com:

a)	Arrangement Agreement dated February 28, 2017, detailing the Arrangement;

b)	News Release dated February 28, 2017, announcing the proposed Arrangement;

c)	Management Information Circular dated March 20, 2017, describing the Arrangement and including the proposed Plan of Arrangement;

d)	News Release dated May 1, 2017, announcing securityholder approval of the Plan of Arrangement; and

e)	News Release dated May 9, 2017, announcing the closing of the plan of Arrangement.

The following documents describing the transaction were filed and are available under Mason’s profile at www.sedar.com:

a)	Arrangement Agreement dated February 28, 2017, detailing the Arrangement; and

b)	News Release dated May 9, 2017, announcing the closing of the plan of Arrangement.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Entree Resources Ltd.
(Registrant)

Date: May 9, 2017	/s/ Duane Lo
Duane Lo
Chief Financial Officer